Filed by Simmons First National Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Landmark Community Bank / Triumph Bancshares, Inc.

Commission File Number: 000-06253

June 7, 2021, Email from Simmons First National Corporation to Its Associates

Subject: Simmons Announces Agreements to Acquire Landmark Community Bank and Triumph Bancshares, Inc.

A key part of our continued growth is through the acquisition of high performing community banks that complement our culture and approach to banking. We’ve been quiet in this space for well over a year due to the disruption caused by the COVID-19 pandemic. I’m excited to say that today we’ve reignited this key part of our corporate strategy by announcing signed agreements to acquire both Landmark Community Bank and Triumph Bancshares, Inc., parent company of Triumph Bank. These twin acquisitions of successful, Tennessee-based community banking organizations represent an enormous opportunity for our company, complementing our existing franchise and adding scale in key growth markets of Memphis and Nashville – all while helping us deliver on our promise to build long-term value for shareholders. The transactions is anticipated to catapult Simmons into the position of a top-10 largest bank in Tennessee (ranked 9th based on deposit market share) while vaulting our rankings in Memphis from 35th to 6th and in Nashville from 20th to 15th.

Landmark Community Bank

Landmark was established in 1999. Today, it is a $1 billion-asset organization (as of March 31, 2021) with eight branch locations throughout the Nashville and Memphis areas. Known for delivering innovative solutions tailored to each customer’s unique needs, Landmark’s focus on relationships and strong community involvement mirrors our own community bank values.

Triumph Bancshares, Inc. (parent company of Triumph Bank)

Similarly, Triumph Bank shares Simmons’ community banking heritage and strong commitment to making decisions at the local level. Founded in 2006, Triumph manages assets of $894 million (as of March 31, 2021) with six branches in Memphis and Nashville. Triumph is highly respected for robust digital offerings and community service that champions financial literacy, education and economic development.

We are very grateful for the ways both strategic partnerships will strengthen Simmons Bank’s footprint and market share in areas that are key to our growth goals. These acquisitions also reinforce our commitment to the Tennessee market, where we continue to grow our brand through naming rights opportunities like the Simmons Bank Open in Middle Tennessee and the Simmons Bank Ag Center at the Union City-based Discovery Park of America.

If you receive questions from media, please direct them to Ashley Leopoulos (ashley.leopoulos@simmonsbank.com or 501-377-7639) or Ed Bilek (ed.bilek@simmonsbank.com or 501-263-7483).

Thank you for your continued hard work and dedication. I am excited about the opportunities that these mergers present and look forward to our continued success.

Sincerely,

George A. Makris, Jr.

Chairman & Chief Executive Officer

Simmons First National Corporation

Forward-Looking Statements

Certain statements in this communication may not be based on historical facts and should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “will,” “would,” “could,” or “intend,” future or conditional verb tenses, variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to the impact Simmons First National Corporation (the “Company”) expects the proposed transactions (“Proposed Transactions”) with Landmark Community Bank (“Landmark”) and Triumph Bancshares, Inc. (“Triumph”) to have on the combined entities’ operations, financial condition, and financial results (including, among other things, pro forma information), and the Company’s expectations about its ability to successfully integrate the combined businesses and the amount of merger related costs, as well as cost savings and other benefits, the Company expects to realize as a result of the Proposed Transactions. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this communication, which involve risks and uncertainties, as actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transactions, including approval by Landmark’s and Triumph’s respective shareholders on the expected terms and schedule, delay in closing the Proposed Transactions, difficulties and delays in integrating the Landmark and/or Triumph business or fully realizing cost savings and other benefits of the Proposed Transactions, business disruption following the Proposed Transactions, changes in interest rates and capital markets, inflation, customer acceptance of the Company’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the U.S. Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and the Company, Landmark, and Triumph undertake no obligation, and specifically decline any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transactions, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include proxy statements of each of Landmark and Triumph and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”), and the Company may file with the SEC other relevant documents concerning the Proposed Transactions. The definitive Joint Proxy Statement/Prospectus will be mailed to shareholders of Landmark and Triumph. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at simmonsbank.com under the heading “Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Ed Bilek, Director of Investor Relations, Email: ed.bilek@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000, to Triumph Bancshares, Inc., 5699 Poplar Avenue, Memphis, TN 38119, Attention: Will Chase, President, Telephone: (901) 333-8800, or to Landmark Community Bank, 1015 West Poplar Avenue, Collierville, TN 38017, Attention: Jake Farrell, Chairman, Telephone: (901) 850-0555.

Participants in the Solicitation

The Company, Landmark, Triumph and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Landmark or Triumph in connection with the Proposed Transactions. Information about the Company’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15, 2021. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus regarding the Proposed Transactions and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.